Faegre Drinker Biddle & Reath LLP

One Logan Square, Ste. 2000

Philadelphia, PA 19103-6996

www.faegredrinker.com

October 14, 2020

Via EDGAR Transmission

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Attention: Kimberly A. Browning

Re:	Bow River Capital Evergreen Private Equity Fund

File Nos. 333-237941 and 811-23566

Dear Ms. Browning:

This letter responds to the follow-up comments that you provided via telephone on August 20, 2020 in connection with your review of the amended registration statement (the “Registration Statement”) filed on July 23, 2020 on Form N-2 under the Investment Company Act of 1940, as amended (the “1940 Act”), to register the Bow River Capital Evergreen Private Equity Fund (the “Fund” or the “Registrant”).1 These follow-up comments and responses relate to the comment response letter filed by the Registrant concurrently with the Registration Statement on July 23, 2020 (the “Comment Letter”). The changes to the Fund’s disclosure discussed below will be reflected in an amendment to the Fund’s Registration Statement. For your convenience, your follow-up comments have been summarized in bold below, and our responses follow your comments.

General Comments

1.	Comment: Concerning exemptive relief from the Securities and Exchange Commission (the “SEC”), the disclosure indicates the Fund has applied for such relief “to offer multiple classes of Shares,” and “to adopt a distribution and service plan for Class [II] Shares.” Please provide an update on the status of the filing of such application. Furthermore, please confirm that any discussions in the registration statement about the Fund engaging in multiple share class offerings explain that the Fund may not do so until it receives an order from the SEC and there can be no assurances the SEC will grant such relief to the Fund.

[1]	Capitalized terms not defined herein have the same meanings as defined in the Registration Statement.

Response: The Registrant respectfully notes that an application requesting relief “to offer multiple classes of Shares,” and “to adopt a distribution and service plan for Class [II] Shares,” was filed with the SEC on August 5, 2020. Furthermore, the Registrant confirms that discussions in the registration statement about the Fund engaging in multiple share class offerings explain that the Fund may not do so until it receives an order from the SEC and there can be no assurances the SEC will grant such relief.

2.	Comment: Please replace instances of “shareholders” with “common shareholders” throughout.

Response: The Registrant has revised the disclosure as requested.

3.	Comment: Please ensure all capitalized terms are defined, as appropriate.

Response: The Registrant has confirmed that capitalized terms are defined, as appropriate.

4.	Comment: Please replace all instances of “co-investments” with a more appropriate term, as “co-investment” has a very specific definition within Section 17 of the 1940 Act.

Response: The Registrant has replaced instances of “co-investments” with “direct investments”.

Preliminary Prospectus-Cover Page

Pricing Table

5.	Comment: Please revise the pricing table to:

(a)	Conform with Form N-2.

Response: The Registrant has revised the pricing table in accordance with the Staff’s comment.

(b)	Include a footnote that confirms whether the Fund will issue debt securities and estimate the associated expenses. Furthermore, please clarify that any such expenses will be borne by the investors and reduce the Fund’s net asset value (“NAV”).

Response: The Registrant will not issue debt securities.

(c)	Remove the parenthetical in the second row of the table (and any calculation thereto) or advise the Staff of the authority permitting its inclusion.

Response: The Registrant has deleted the parenthetical as requested.

(d)	Affix footnote (3) to the [Class II] column heading.

Response: The Registrant has added the footnote to the aforementioned column heading as requested.

6.	Comment: In the Fund’s definition of the term “evergreen”, please further clarify the meaning of “continuously offered.”

Response: The last sentence of the fourth paragraph has been replaced with the following:

“Unlike the Predecessor Fund, the Fund will be an “evergreen” fund (i.e. a fund that continuously offers its shares with no termination date).”

Shares are speculative and illiquid securities involving substantial risk of loss. See “RISKS” generally, and “Risks Related to the Fund’s Structure” and “Risks Related to the Fund’s Investment Program”, more specifically.

7.	Comment: Please revise the disclosure relating to the Fund’s use of leverage as follows: (i) revise the bulleted list to make the leverage disclosure its own bullet point and include cross-references to those sections that provide additional information; (ii) include a summary of the Fund’s use of leverage on the Cover Page and add a cross-reference to the more specific detail found in the body of the Prospectus; (iii) add a new heading entitled “Leverage” in the Prospectus Summary and summarize precisely what types of leverage the Fund will utilize and the extent to which it will (i.e. specific percentages versus what it is allowed to do under the law); and (iv) explain the material aspects of leverage and its attendant risks.

Response: The Registrant has deleted the tenth bullet point and instead, included the following disclosure as a separate paragraph after the last bullet point in this section:

Leverage. In pursuing the Fund’s investment objective, the Fund may seek to enhance returns through the use of leverage. The Fund intends to use borrowings, including loans from certain financial institutions, to leverage its portfolio, in an aggregate amount of up to 33 1/3% of the Fund’s total assets (including the assets subject to, and obtained with the proceeds of, such borrowings) immediately after such borrowings. Leverage magnifies volatility and will decrease the Fund’s return if the Fund fails to earn as much on its investment purchased with borrowed funds as it pays for the use of those funds. The Fund’s leverage strategy may not work as planned or achieve its goal. All leverage expenses of the Fund will be borne solely by holders of the Fund’s Common Shares. See “INVESTMENT POLICIES—Borrowing by the Fund,” and “Risks—Leverage Risk.”

Additionally, the Registrant has added risk disclosure that further describes leverage and its attendant risks under “RISKS”. However, the Registrant notes that it does not intend to use leverage as a principal investment strategy and therefore, it respectfully declines to add a “Leverage” heading to the Prospectus Summary.

8.	Comment: Please delete the word “other” from the eleventh bullet point.

Response: The Registrant has deleted the word as requested.

9.	Comment: Please add an additional bullet point to disclose that any interest accrued by borrowing in anticipation of share repurchases or accumulation of cash in anticipation of repurchases will reduce net income. Furthermore, please disclose who bears that expense (i.e. the Fund or common shareholders).

Response: The Registrant has added the additional bullet as requested.

Fund Repurchases

10.	Comment: Please consider splitting the paragraph into two separate paragraphs (i.e. one paragraph for each type of repurchase offer).

Response: The Registrant has split the paragraph into two as requested.

11.	Comment: The first sentence indicates that discretionary repurchases will be at the sole discretion of the Board. Please confirm whether Bow River Asset Management LLC (the “Adviser) plays a role in this decision and revise disclosure throughout, as appropriate.

Response: The Registrant confirms that the Board will consider the recommendation of the Adviser when determining whether to make a discretionary repurchase offer. Consequently, the Registrant will revise the disclosure accordingly.

12.	Comment: Current disclosure suggests that discretionary repurchase offers will be made quarterly. Please clarify the operational mechanics of the discretionary repurchase offers to disclose that such repurchase offers will be made semi-annually. Furthermore, please make the disclosure explaining that discretionary repurchase offers may not occur more prominent (e.g. bold font).

Response: The Registrant believes that current disclosure properly and accurately discloses the timing of discretionary repurchase offers (i.e. each calendar quarter following a semi-annual Required Repurchase). However, to provide further clarification, in accordance with the Staff’s request, the aforementioned disclosure has been revised as follows:

In addition, the Fund also intends, under normal market conditions, to make periodic tender offers (“Discretionary Repurchases”) for each calendar quarter following a Required Repurchase (i.e. each calendar quarter following a semi-annual Required Repurchase), subject to the discretion of the Board. While the Board intends to make Discretionary Repurchase offers for no less than 5% of the Fund’s Shares outstanding at NAV, reduced by any applicable repurchase fee, the frequency and amount of each Discretionary Repurchase offer is subject to the approval of the Board. As a result, Discretionary Repurchases may be offered at any amount, as determined by the Board, or not at all.

13.	Comment: Please revise the disclosure to clarify that both required and discretionary repurchases will be offered subject to applicable law.

Response: The Registrant has revised the disclosure as requested.

14.	Comment: Please confirm supplementally that discretionary repurchase offers will be conducted in compliance with Rule 13e-4 of the Securities Exchange Act of 1934.

Response: The Registrant so confirms.

15.	Comment: In the third paragraph, please clarify that these procedures apply to both required and discretionary repurchase offers.

Response: The first sentence of the aforementioned paragraph has been replaced with the following:

“Shareholders will be notified in writing of a Required Repurchase or Discretionary Repurchase and the date on which each repurchase offer expires (the “Repurchase Request Deadline”).”

16.	Comment: Also in the third paragraph, please provide more specific detail regarding when the price is struck on a Repurchase Pricing Date (e.g. close of business of a particular exchange).

Response: The Registrant has revised the disclosure as requested.

17.	Comment: In the third paragraph, please disclose when the Fund expects the repurchase deadline to occur.

Response: The Registrant respectfully notes that the third sentence indicates that the repurchase request deadline will generally occur thirty (30) days after shareholders are notified of a repurchase offer.

18.	Comment: In the third paragraph, please consider switching the order of the second and third sentences.

Response: The Registrant has revised the disclosure as requested.

Prospectus Summary

The Fund

19.	Comment: Please expand the second paragraph to disclose that total loss of investment is possible.

Response: The Registrant has revised the disclosure as requested.

Investment Objective and Strategies

20.	Comment: The Registrant noted in the Comment Letter that it does not currently intend to invest in wholly owned subsidiaries. The Staff advises the Fund that its registration document should not include future strategies and as a result, references to investments in “wholly owned subsidiaries” or “subsidiaries” should be deleted throughout. Furthermore, any other future strategies that are currently included should also be deleted. Finally, please confirm supplementally that the Registrant understands that it is required to file a supplement if there are changes to the Fund’s investment strategy or attendant risks.

Response: The Registrant has revised the disclosure as requested and confirms its understanding that any changes to the Fund’s investment strategies or attendant risks should be disclosed through a supplemental filing.

21.	Comment: The fourth paragraph indicates that the Fund is generally not expected to hold more than [20]% of its net assets in cash or cash equivalents for extended periods of time. Please explain why this would be appropriate given the Fund’s investment objective.

Response: The Fund intends to hold cash and cash equivalents as required to meet Required Repurchases and any Board-approved Discretionary Repurchases.

22.	Comment: The last sentence of the fourth paragraph indicates that the Fund may borrow for investment purposes, to the extent permitted by the 1940 Act. Please clarify, in specifics, why the fund would borrow, how it would borrow and the extent to which it would borrow.

Response: The Registrant respectfully directs the Staff to “Borrowing by the Fund” on page 12 of the Prospectus.

23.	Comment: Please relocate the last paragraph to the risk section, as it describes a risk.

Response: The aforementioned paragraph has been moved as requested.

Risk Factors

24.	Comment: Please include a clear and concise summary of the risks, with cross-references to specific risks, versus simply referencing the sections.

Response: The Registrant has revised the disclosure as requested.

Management

25.	Comment: Please confirm that the registration statement does not include disclosures that suggest that Aksia TorreyCove Capital Partners, LLC (“Aksia”) does not have a fiduciary obligation to the Fund and its common shareholders. Furthermore, please confirm that a copy of the Investment Consultant Agreement will be filed as an exhibit in a future pre-effective amendment.

Response: The Registrant so confirms. The Registrant also confirms that a copy of the Investment Consultant Agreement will be filed as an exhibit in a future pre-effective amendment.

26.	Comment: Please delete the term “non-discretionary” that appears in the second paragraph. The Staff believes that, when considering current disclosure and the services provided by Aksia, the term “non-discretionary” is neither accurate nor appropriate. If the Registrant disagrees, please reassess the disclosure that explains Aksia’s services.

Response: The Registrant respectfully notes that all investment decisions for the Fund are made exclusively by the Adviser. Aksia, in its capacity as Investment Consultant, will only assist the Adviser in the investment diligence process based on target characteristics provided by the Adviser. Consequently, the Registrant respectfully declines to delete the term “non-discretionary”.

Fees and Expenses

27.	Comment: If common shareholders will directly or indirectly bear organization, offering, or distribution costs, please disclose. Furthermore, to the extent any other costs that may be borne by common shareholders are not disclosed, please ensure they are added.

Response: The following disclosure has been added as the penultimate sentence of the first paragraph:

“The payment of offering expenses and distribution by the Fund are indirectly borne by investors in common shares and payment of those offering expenses and distribution will immediately reduce the net asset value of each share of common stock purchased.”

Purchasing Shares

28.	Comment: In the second paragraph, please expand the disclosure to explain when NAV will be calculated (e.g. close of business on a particular exchange). Make conforming changes throughout the registration statement, as appropriate.

Response: The Registrant has revised the disclosure as requested.

29.	Comment: In the third paragraph, please:

(a) Explain any obligation of shareholders in the process of purchasing shares.

(b) Clarify how the purchase process works, including (i) whether any proceeds may be received between each monthly purchase opportunity and (ii) whether the Fund may reject a purchase after proceeds are received.

Response: The Registrant respectfully notes that the fourth paragraph includes a summary of the obligations of a prospective investor and discloses that the Fund may accept or reject a purchase request in its sole discretion. Further, a cross-reference to the location of more detailed information is also included.

Use of Proceeds

30.	Comment: Please disclose all timeframes associated with the use of proceeds. See Item 7.2 of Form N-2 and Guide 1 to Form N-2. “As soon as practicable” is insufficient.

Response: The Registrant has revised the disclosure to explain that, under normal market conditions, proceeds from the sale of shares of the Fund, will be invested by the Fund in accordance with the Fund’s investment objective and strategies, consistent with market conditions and the availability of suitable investments.

Repurchases of Shares

31.	Comment: Please consider making the third sentence in the fourth paragraph more prominent. Furthermore, please consider doing the same for all similar disclosure in the registration statement.

Response: The Registrant has revised the aforementioned sentence to be in bold font and will do the same for all similar disclosure.

Prospectus

32.	Comment: In response to comment 10 of the Comment Letter, you stated that you disagreed with the Staff’s view that the term “private equity” in the Fund’s name is misleading to potential investors. You further noted that you did not believe that the Fund is subject to the requirements of Rule 35d-1 under the 1940 Act because the use of the term “private equity” in the Fund’s name does not refer to a specific type of investment. The Staff’s view has not changed on either point and the Fund should remove the term “private equity fund” from the Fund’s name.

Response: The Fund has revised its name as follows: Bow River Capital Evergreen Private ~~Equity~~ Markets Fund.

33.	Comment: Confirm to the staff that all of the Fund’s principal strategies and risks are summarized in the Prospectus Summary or revise the disclosure accordingly (e.g., if applicable, add a discussion of “Buyouts,” “Venture/Growth Equity,” to the Prospectus Summary).

Response: The Registrant so confirms.

Summary of Fund Expenses

Footnote (4)

34.	Comment: Please revise to include Acquired Fund Fees and Expenses.

Response: The Registrant has made the revision as requested.

Footnote (5)

35.	Comment: Please clarify in an appropriate location what “servicing debt” means in plain English.

Response: The following definition has been added to the aforementioned footnote as the last sentence: “Debt is serviced when the borrower repays the interest and principal on a debt over a period of time.”

Footnote (7)

36.	Comment: To the extent that common shareholders will directly or indirectly bear any of the expenses included in the third paragraph, please disclose.

Response: The Registrant has revised the disclosure to identify those expenses that will be directly or indirectly borne by common shareholders.

USE OF PROCEEDS

37.	Comment: Please disclose how long it is expected to take to invest all or substantially all of the proceeds from the offering in accordance with the Fund’s investment objective. See Item 7.2 of Form N-2 and Guide 1 to Form N-2.

Response: The Registrant has revised the disclosure as noted in its response to Comment 30.

38.	Comment: The Registrant’s response to comment 49 in the Comment Letter added “which may otherwise be limited” as a parenthetical. The Staff notes that this clarification is insufficient, as the Fund is an illiquid investment and liquidity will not simply be limited. As a result, any disclosure that suggests the Fund’s liquidity may only be limited should be revised to make clear that the Fund is illiquid.

Response: The Registrant respectfully considers the disclosure regarding the Fund’s liquidity to be adequate as drafted.

INVESTMENT OBJECTIVE AND STRATEGIES

39.	Comment: Please enhance the disclosure to explain the specific investment strategies that will be employed by the Fund (e.g. the specific types of buyouts) instead of disclosing only generalities.

Response: The Fund has revised the disclosure as requested.

Investment Strategies

40.	Comment: In the second paragraph, please add disclosure to explain what a “control position” is.

Response: The first sentence of the aforementioned paragraph has been replaced with: “Equity investments in which a mature company is acquired from current shareholders are classified as buyouts.”

41.	Comment: In the fifth paragraph, please clarify what “other real assets” are and add attendant risks. The Staff notes that to the extent the fund will invest directly in real estate, it will provide further comments.

Response: The Registrant has revised its disclosure to clarify that the term “other real assets,” includes infrastructure and communications investments. Consequently, while the registration statement currently includes risks attendant to infrastructure investments on page 26 of the Prospectus, the Registrant will add any attendant risks of communications investments. Additionally, the Registrant confirms that the Fund will not invest directly in real estate.

Investment Process

42.	Comment: Please further explain to the Staff the term “fund sponsor” that appears in the second paragraph in the second sentence (i.e. should “fund sponsor” be replaced with “Adviser?”).

Response: The term “fund sponsor” refers to the third-party entity responsible for managing a fund in which the Fund may invest. Therefore, in the context of the aforementioned disclosure, the Adviser will assess various aspects of a fund sponsor’s business prior to deciding whether the Fund will invest in a fund offered by such fund sponsor.

Borrowing by the Fund

43.	Comment: Please describe, with specificity, the types of borrowing in which the Fund may engage, including what instruments the Fund will use and the maximum amounts that may be borrowed.

Response: The Registrant respectfully considers the disclosure to be adequate as currently constructed.

44.	Comment: The second sentence states “such borrowing may be accomplished through credit facilities or derivative instruments or by other means.” Please explain the phrase “other means”. Furthermore, if the Fund has entered into an agreement to establish a credit facility, please so state and include the parties to the agreement and the amount in outstanding borrowing.

Response: The Registrant has deleted the phrase “other means.” Further, the Registrant notes that a credit facility has not yet been established and therefore, additional information is not available.

Hedging Techniques

45.	Comment: Please specifically disclose what types of swaps the Fund will utilize.

Response: The Registrant respectfully notes that the Fund does not intend to utilize swaps as a principal strategy. As a result, the Fund has not identified specific types of swaps that it may utilize and therefore, respectfully declines to revise this disclosure.

RISKS

46.	Comment: Please revise this section to comply with Item 8.3 of Form N-2 (i.e. identify the principal risks of the Fund, specifically, as well as those risks associated with investing generally).

Response: The Registrant has revised the disclosure as requested.

47.	Comment: The second sentence of the first paragraph includes the following disclosure: “which do not purport to be a complete description of any of the particular risks referred to or a complete list of all risks involved in an investment in the Fund”. The Fund may not circumvent the requirement of Item 8.3 of Form N-2 to include all risks, by including such mitigating language. Consequently, please delete the aforementioned portion of the sentence.

Response: The Registrant has deleted the aforementioned disclosure as requested.

48.	Comment: Please revise the second paragraph to disclose that there is a risk of a total loss of investment. Furthermore, ensure all similar instances are also revised.

Response: The Registrant has revised the disclosure as requested.

49.	Comment: Please enhance the “Adviser” risk disclosure to state that the Adviser’s inexperience in managing registered products may limit the Adviser’s effectiveness.

Response: The Registrant has revised the disclosure as requested.

50.	Comment: Please revise the “Closed-End Fund; Liquidity Limited to Periodic Repurchases of Shares” risk disclosure to make clear that the Fund is illiquid (i.e. the Fund’s liquidity is not limited but is instead, illiquid). Additionally, please further explain the liquidity of the Fund.

Response: The Registrant respectfully considers the disclosure regarding the Fund’s liquidity to be adequate as drafted.

51.	Comment: Please add risk disclosure, similar to “Reliance on the Adviser Risk” for the Investment Consultant or explain why you believe it is unnecessary, given the Investment Consultant will be approved under Section 15(c) of the 1940 Act.

Response: The Registrant has added the following disclosure:

Reliance on the Investment Consultant Risk. The Adviser, and therefore the Fund, relies on the Investment Consultant to source, evaluate and recommend potential investments for the consideration of the Adviser. To the extent that the Investment Consultant is unable to identify suitable investments or recommends investments that are not as successful as expected, the Adviser’s ability to effectively allocate the Fund’s assets could be impacted.

Investment Limits

52.	Comment: The Staff believes that this paragraph continues to suggest that the Fund considers investment funds, and issuers of securities, to be types of industries for purposes of concentration. The Staff notes the concept of concentrating in a particular industry or industries has a particular meaning in Form N-2 and under the federal securities laws. See Section 8(b)(1) of the ICA, Item 8.2.b(2) and the Instruction thereto, and Item 17.2.e of Form N-2.

53.	Comment: As previously explained, in the Staff’s view a fund and its adviser may not ignore the investments of affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. We note the Fund has a fundamental investment policy to not concentrate and states therein it “will not invest 25% or more of its assets in a Portfolio Fund or Funds, in aggregate, that it knows concentrates its assets in a single industry.” The information in the first sentence in “(iii),” and in third sentence, contradict the Fund’s concentration policy. Please harmonize.

Response to Comments 52 and 53

Response: The Registrant notes that the disclosure is describing the Fund’s investment limits, which are broader than just concentration. The Registrant has revised the aforementioned paragraph as follows:

Investment Limits. There are no limitations imposed by the Adviser as to the amount of Fund assets that may be invested in (i) any one Portfolio ~~Company~~ Fund, (ii) in a Portfolio ~~Company~~ Fund managed by a particular general partner or its affiliates, (iii) indirectly in any single industry or (iv) in any issuer, except that the Fund will not invest 25% or more of its assets in a Portfolio Fund or Funds, in aggregate, that it knows concentrates its assets in a single industry. In addition, a Portfolio ~~Company’s~~ Fund’s investment portfolio may consist of a limited number of companies and may be concentrated in a particular industry area or group. Accordingly, the investment portfolio may at times be significantly concentrated, both as to managers, industries and individual companies. Such concentration could offer a greater potential for capital appreciation as well as increased risk of loss. Such concentration may also be expected to increase the volatility of the Fund’s investment portfolio. The Fund is, however, subject to the asset diversification requirements applicable to RICs. See “CERTAIN TAX CONSIDERATIONS.”

Limits of Risk Disclosure

54.	Comment: The Staff notes that the Fund is required to include any and all attendant risks of investing in the Fund and may not disclaim to a lack of inclusion of any such risk. Consequently, please revise this disclosure to remove all mitigating disclosure and confirm that the Fund understands that it must file supplements to disclose any updates to the attendant risks of the Fund.

Response: The Registrant has deleted the last sentence of the first paragraph of the section. Furthermore, as noted in our response to Comment 20, the Registrant confirms its understanding that it must file supplements to disclose any updates to the attendant risks of the Fund.

MANAGEMENT OF THE FUND

Investment Team – Bow River

55.	Comment: Please revise the summary of Mike Trihy’s experience to include his experience for the last five years. Additionally, please explain the third and last sentence of his biography in plain English.

Response: The Registrant has revised the disclosure as requested.

Management Team – Aksia TorreyCove

56.	Comment: Please add correlating disclosure that the Fund is the first registered product that the Investment Consultant has advised.

Response: The Registrant has added disclosure to explain that the Fund is the first registered product to which the Investment Consultant has provided investment consultant services.

57.	Comment: Please clarify the disclosure that “Aksia Torrey Cove recommended $13.3 billion in private equity investments on behalf of its clients.” (Emphasis added.) Furthermore, please confirm that the Investment Consultant disclosure complies with Form N-2.

Response: The Registrant has deleted the aforementioned disclosures.

“INVESTMENT MANAGEMENT FEE”

58.	Comment: Please move the compensation disclosure under its appropriate heading of “Adviser” or “Investment Consultant”. (See. Item 9(b)(3) of Form N-2).

Response: The Registrant has moved the compensation disclosure as requested.

59.	Comment: Please add disclosure indicating that the board’s considerations of the approval of each of the Advisory Agreement and Investment Consultant Agreement will be available in the Fund’s first shareholder report. (See. Item 9(b)(4) of Form N-2).

Response: The Registrant respectfully directs the Staff to (i) the last sentence of the first paragraph under “MANAGEMENT OF THE FUND - Investment Management Agreement” and (ii) the last sentence of the first paragraph under “INVESTMENT MANAGEMENT FEE - Investment Consultant Agreement and Investment Consultant Fee,” where the requested disclosure is currently included.

60.	Comment: Please revise the last paragraph to clarify what entity will be paying the fee. If it will be the adviser, please clarify whether such fees will be paid out of the Adviser’s own legitimate profits.

Response: The Registrant believes that the current disclosure explains that the fees contemplated in this paragraph will be paid out of the “Investment Management Fee,” which is defined in the first paragraph as the fee received by the Adviser.

[PERFORMANCE - Bow River Capital Evergreen Private Equity Fund, LP]

61.	Comment: Please confirm to the Staff, supplementally, that the Bow River Capital Evergreen Private Equity Fund, LP (the “Bow River LP”) was not created for the purpose of establishing a performance record.

Response: The Registrant so confirms.

62.	Comment: Please confirm to the Staff that the proposed reorganization complies with all standards established by the Massachusetts Mutual Institutional Funds SEC No-Action Letter (pub. avail. Sep 28, 1995) (the “Mass Mutual No-Action Letter”).

Response: The Registrant confirms that the proposed reorganization complies with all standards established by the Mass Mutual No-Action Letter.

63.	Comment: The Staff notes that pursuant to the Quest for Value Dual Purpose Fund, Inc., SEC No-Action Letter (pub. avail. Feb. 28, 1997) (the “Quest Letter”), you may not take the Fund’s expense limitation agreement into account when calculating and presenting performance. Consequently, please delete the reference and ensure any calculations of performance do not reflect such expense limitation agreement.

Response: The Registrant is aware of the position of the Commission staff taken in the Quest Letter relating to the restatement of performance in connection with the conversion of a registered closed-end investment company to an open-end investment company. In the Quest Letter, the Commission staff granted no-action relief to permit the fund to restate its performance history to reflect the anticipated fees and expenses following conversion to an open-end structure, subject to representations that the recalculation (1) occur only once, (2) “in no way reflect any fee waivers and expense reimbursements in effect for the [f]und,” and (3) result in total return figures that are no higher than would result from the use of actual expenses. The Commission staff also used its response to express a change in policy, stating that “the staff would take a similar view with respect to any restatement of a fund’s standardized total return to reflect a higher level of internal fund expenses than were actually paid by the fund, subject to these representations.”

The Fund believes the presentation of the performance, as presented in the prospectus, is consistent with Commission guidance, including as set forth in the MassMutual Institutional Funds (pub. avail. Sept. 28, 1995) no-action letter (the “MassMutual Letter”), and appropriate for prospective investors. In the MassMutual Letter, the Commission staff permitted a newly registered fund to adopt the performance history of its corresponding private investment fund and restate the performance history to reflect the estimated annual net operating expenses of the registered fund after fee waivers or expense reimbursements.

We believe that the concerns underlying the Commission staff position on the use of gross fees in the Quest Letter are no longer warranted. Prior to 1998, Form N-1A and related staff positions permitted a fund to disclose the effects of voluntary fee waivers in the fee table, provided that the gross expenses were disclosed in a footnote. We suspect that the Commission staff was concerned when issuing the Quest Letter that, if fees and expenses subject to voluntary waivers could be used in the restatement, an adviser to a fund seeking to rely on the relief might seek inappropriately to manipulate the restated performance by: (i) instituting short-term, drastic and voluntary fee waivers and expense reimbursements immediately prior to conducting the restatement and (ii) withdrawing the waivers and reimbursements immediately thereafter.

However, the revisions to Form N-1A adopted in March 1998 have addressed this concern by precluding funds from reflecting voluntary expense reimbursements and fee waivers in their fee tables. Since 1998, the Commission staff has permitted only “contractual” fee waivers (i.e., where the obligation to provide the waivers and reimbursements cannot be terminated by the service provider during the period in which the prospectus may be used) to be reflected. This change effectively precludes the sort of manipulation that the condition in the Quest Letter was designed to address. In this regard, the Fund seeks only to reflect the contractual fee caps in the performance restatement. As a result, the “net” total annual operating expenses of the Class I Shares and Class II Shares (which are higher than those of the Predecessor Fund) in fact are more likely to reflect investors’ actual experience as Fund shareholders, and thus would seem most appropriate to use in the restatement in any event.

In addition, the third condition of the Quest Letter was that the recalculation does not result in total return figures that are higher than the results from the use of actual expenses. In this case, the actual expenses of the Predecessor Fund are less than the contractually capped expenses of the Class I Shares and Class II Shares of the Fund. Therefore, if we do not restate performance for the Fund, the total return figures shown will be higher than an investor would have experienced.

The Fund believes that the adjusted Predecessor Fund performance, as presented in the prospectus, is the most appropriate for investors. It is not inconsistent with the Commission guidance set forth in the Quest Letter which applies to different factual situations, and is consistent with the Commission guidance set forth in the MassMutual Letter. Therefore, the Fund respectfully intends to to use such performance in its offering and related materials.

64.	Comment: Please include a statement that discloses the method of performance calculation.

Response: The Registrant directs the Staff to the third sentence of the second paragraph, which discloses that performance returns are calculated on a total return basis.

65.	Comment: Please confirm that the Bow River LP has the record necessary to support the calculation of performance (See. Rule 204-2(a)(16) of the Investment Advisers Act of 1940).

Response: The Registrant so confirms.

DISTRIBUTOR

66.	Comment: Please confirm whether the board of trustees contemplated that the Adviser will compensate the distributor and whether that payment gives rise to any conflicts of interest. If so, please disclose.

Response: The Registrant so confirms.

67.	Comment: Please consider whether it would be more appropriate for the third sentence of the third paragraph to be revised to read: These payments will be made out of the Adviser’s and/or its affiliates’ own legitimate profits and will not represent an additional charge to the Fund.

Response: The Registrant has replaced the aforementioned sentence with the following:

“These payments will be made by the Adviser and/or its affiliates and will not represent an additional charge to the Fund.”

68.	Comment: In the first footnote following the table, please clarify (i) why a three-year period is appropriate and (ii) why the term “initial period” is appropriate if the Fund is continuously offered.

Response: The Registrant notes that the table and the information included in its footnotes is included pursuant to recent requests made by FINRA as a requirement for receiving a no-objection letter.

69.	Comment: Please revise instances of “Initial Closing Date” to a more appropriate description of the effective date of the various agreements disclosed in the Registration Statement.

Response: The Registrant has replaced those instances of “Initial Closing Date” that describe the effective date of various agreements, with “Commencement of Operations”.

Repurchase Procedures

70.	Comment: Please revise the disclosure in (c) of the first sentence of the second paragraph to clarify that any emergency would be declared by the SEC.

Response: The Registrant has revised the disclosure as requested.

71.	Comment: The first sentence of the third paragraph notes that the first discretionary repurchase offer will be made approximately three months after the first required repurchase offer. This is the first instance of this detail, so please reconcile with other disclosure in the prospectus.

Response: The aforementioned sentence has been revised as follows:

Additionally, as discussed above, and subject to the considerations described above, it is expected that there will be a Discretionary Repurchase Date in ~~approximately three months~~ the calendar quarter immediately following ~~after~~ the first Required Repurchase (or such earlier or later date as the Board may determine). ~~and thereafter, it is expected that each Discretionary Repurchase will  take place each calendar quarter after a Required Repurchase.~~

Mandatory Repurchases by the Fund

72.	Comment: This is the first instance of the concept of “mandatory” repurchases. Please harmonize the disclosure or confirm that it is accurate to use.

Response: The Registrant confirms that the concept of “mandatory repurchases” is accurate, as permitted by Rule 23c-2 under the 1940 Act.

FREQUENTLY ASKED QUESTIONS – 11. What are the Fund’s management fees?

73.	Comment: The last sentence includes the following disclosure: “and any other investment consultant fees”. Please delete or explain why such disclosure is appropriate and materially relevant.

Response: The Registrant has deleted the aforementioned disclosure.

STATEMENT OF ADDITIONAL INFORMATION

Fundamental Policies

74.	Comment: Concerning Fundamental Policy (2):

(a) To the extent the Fund is relying on a particular statute, please explain in an appropriate place within the document, the details of what is allowed under such statute.

Response: The Registrant has revised the disclosure as requested.

(b) Please state what the actual policy of the Fund is versus simply what is allowed.

Response: The Registrant respectfully considers the disclosure to be adequate as currently constructed.

(c) Please consider deleting the last sentence, as it pertains to a type of borrowing that requires exemptive relief from the SEC that the Fund has not applied for or received.

Response: The Registrant respectfully considers the disclosure to be adequate as currently constructed.

75.	Comment: Concerning Fundamental Policy (5):

(a) Please delete the last sentence or clarify what strategy this is referencing, as it seems to suggest that the Fund will invest in real estate.

Response: The Registrant respectfully considers the disclosure to be accurate as drafted.

76.	Comment: The Staff reiterates (b) and (c) of comment 98 from the Comment Letter, which concerns Fundamental Policy (7):

(a) Please delete the second sentence or explain to us why the Fund considers “Portfolio Funds [and] . . . comparable investment pool[s]” to be industries for purposes of Item 17.2.e. of Form N-2, and concentration in a particular industry or industries under the securities laws.

Response: The Registrant notes that the disclosure clarifies that Portfolio Funds and comparable investment pools are not considered to be industries for purposes of Fundamental Policy (7).

(b) The policy indicates the “Fund will not invest 25% or more of its assets in a Portfolio Fund or Funds, in aggregate, that it knows concentrates its assets in a single industry.” (Emphasis added.) Please note that a fund and its adviser may not ignore the investments of any affiliated and unaffiliated underlying investment companies when determining whether the fund is in compliance with its concentration policies. Please clarify that the Fund will consider the investments of its underlying investment companies when determining the fund’s compliance with its concentration policies.

Response: The Registrant acknowledges the Staff’s view and again confirms that to the extent the Fund has knowledge of a Portfolio Fund’s or other comparable investment pool’s holdings, the Fund will consider the holdings of a Portfolio Fund or other comparable investment pool when the Fund determines compliance with its concentration policy. However, investments made by Portfolio Funds are not transparent and the Fund does not control their investment decisions. As such, it is possible that through the investment decisions of Portfolio Fund Managers, 25% or more of the Fund’s assets will be invested in a single industry or group of industries.

77.	Comment: Please revise the parenthetical in the first sentence of the paragraph following fundamental policy (7) to specifically reference the fundamental policy number of “Borrowings”.

Response: The Registrant has revised the disclosure as requested.

INVESTMENT MANAGEMENT AND OTHER SERVICES

78.	Comment: Under “Investment Consultant”, please confirm the effective date of the Investment Consultant Agreement and ensure references are consistent throughout.

Response: The Registrant confirms that the Investment Consultant Agreement will become effective upon the commencement of the Fund’s operations and has revised the disclosures accordingly and as requested.

79.	Comment: Please confirm “Other Accounts” will not include accounts managed by individuals at Aksia.

Response: The Registrant so confirms.

Accounting Comments

1.	Comment: Please provide unaudited financials for the life of the Fund’s predecessor, the Bow River Capital Evergreen Private Equity Fund, LP.

Response: The Registrant will provide unaudited financials as requested.

* * *

We trust that the foregoing is responsive to your comments. Questions and comments concerning this filing may be directed to the undersigned at (215) 988-2959.

Sincerely,

/s/ Joshua B. Deringer
Joshua B. Deringer

cc:	Stacie L. Lamb